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Exhibit 3.5

ARTICLES OF AMENDMENT
OF
RESTATED ARTICLES OF INCORPORATION
OF
FSI INTERNATIONAL, INC.

    The undersigned, Benno G. Sand, Executive Vice President, Chief Financial Officer and Secretary of FSI International, Inc., a Minnesota corporation (the "Company"), hereby certifies (i) that Article III of the Company's Restated Articles of Incorporation has been amended, effective at the close of business on June 19, 1995 (the "Effective Time"), to read in its entirety as follows:

"ARTICLE III

    The aggregate number of shares that this Corporation has authority to issue is 60,000,000. The shares are classified in two classes, consisting of 10,000,000 shares of Preferred Stock, which shares shall have no designated par value, and 50,000,000 shares of Common Stock, which shares shall have no designated par value. The Board of Directors is authorized to establish one or more series of Preferred Stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series."

(ii) that such amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes; (iii) that such amendment was adopted pursuant to Section 302A.402, Subd. 3, of the Minnesota Statutes in connection with a two-for-one division of the Company's Common Stock; and (iv) that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Company and will not result in the percentage of authorized shares that remains unissued after such division exceeding the percentage of authorized shares that were unissued before the division.

    The division giving rise to the amendment set forth above concerns a two-for-one division of the Common Stock of the Company. Such division is being effected as follows:

       (i) Effective at the Effective Time, each share of Common Stock outstanding immediately prior to the Effective Time will be split and divided into two shares of Common Stock of the Company, no designated par value per share, all of which shall be validly issued, fully paid and nonassessable;

      (ii) each stock certificate representing a share or shares of Common Stock of the Company immediately prior to the Effective Time shall continue to represent the same number of shares following the Effective Time; and

      (iii) a stock certificate or certificates representing one additional share of the authorized but previously unissued Common Stock of the Company for each share of Common Stock of the Company outstanding immediately prior to the Effective Time shall be mailed or delivered on June 19, 1995 or as soon thereafter as practicable. The record date for determining the shareholders of record entitled to receive such stock certificate or certificates with respect to Common Stock outstanding as of the close of business on June 13, 1995, and remaining outstanding at the Effective Time, shall be the close of business on June 13, 1995. With respect to each share of Common Stock, if any, that is first issued and becomes outstanding after the close of business on June 13, 1995, but prior to the Effective Time and remains outstanding at the Effective Time, the stock certificate for the additional share resulting from the division of any such share of Common Stock shall be mailed or delivered to the first holder of record to whom such share of Common Stock was issued.

    The foregoing Articles of Amendment shall take effect at the Effective Time previously stated herein.

    IN WITNESS WHEREOF, I have subscribed my name this 13th day of June, 1995.

                      /s/ BENNO G. SAND

                      Benno G. Sand

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ARTICLES OF AMENDMENT OF RESTATED ARTICLES OF INCORPORATION OF FSI INTERNATIONAL, INC.